Adopted:                                 , 2007

COLUMBUS ACQUISITION CORP.

CHARTER OF THE NOMINATING AND CORPORATE GOVERNANCE COMMITTEE
OF THE BOARD OF DIRECTORS

I. PURPOSE

The purpose of the Nominating and Corporate Governance Committee (the “Committee”) of Columbus Acquisition Corp., a Delaware corporation (the “Company”), among other things, is to identify, select, evaluate and recommend for election to the board of directors (the “Board”) individuals qualified to become members of the Board consistent with criteria approved by the Board.

II. MEMBERSHIP AND STRUCTURE

The Committee consists of a minimum of two members of the Board as determined from time to time by the Board. Each member shall meet the independence requirements of the American Stock Exchange (“AMEX”), subject to applicable exceptions permitted thereunder.

The members of the Committee shall be elected by the Board and any vacancies on the Committee shall be filled by the Board. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

The Committee will meet at least once a year or more frequently as the circumstances require. Meetings of the Committee shall be called and held, and the Committee may act by unanimous written consent in lieu of a meeting, as provided in the Company’s Bylaws. In fulfilling its responsibilities, the Committee shall have authority to delegate its authority to subcommittees, in each case to the extent permitted by applicable law.

III. RESPONSIBILITIES

The responsibilities of the Committee shall include:

1)	developing the criteria and qualifications for membership on the Board.

2)	recruiting, reviewing and nominating candidates for election to the Board or filling vacancies on the Board.

3)	reviewing candidates proposed by stockholders, and conducting appropriate inquiries into the background and qualifications of any such candidates.

4)	establishing subcommittees for the purpose of evaluating special or unique matters.

5)	monitoring and making recommendations regarding Committee functions, contributions and composition.

6)	making recommendations to the Board regarding corporate governance matters, including the Company’s certificate of incorporation, bylaws and charters of Board committees.

7)	developing and recommending to the Board nominating and governance guidelines and principles applicable to the Company.

8)	evaluating, on an annual basis, the Committee’s performance.

Board of Director Candidate Guidelines

Candidates will be reviewed in the context of current composition of the Board, the operating requirements of the Company and the long-term interests of the Company’s stockholders. In conducting this assessment, the Committee will consider and evaluate each director-candidate based upon its assessment of the following criteria:

1)	Whether the candidate is independent pursuant to the requirements of the American Stock Exchange;

2)
Whether the candidate has demonstrated notable or significant achievements in business, education or public service and has a reputation, both personal and professional, that is consistent with the image and reputation of the Company;

3)
Whether the candidate possesses the requisite intelligence, education and experience to make a significant contribution to the board of directors and brings a range of skills, diverse perspectives and backgrounds to its deliberations;

4)
Whether the candidate has the ability to read and understand basic financial statements. The Committee also will determine if a candidate satisfies the criteria for being an “audit committee financial expert,” as defined by the Securities and Exchange Commission, to meet specific board needs that arise from time to time;

5)	Whether the candidate has the highest ethical standards, a strong sense of professionalism and intense dedication to serving the interests of the stockholders;

6)	Whether the candidate has knowledge of the Company and issues affecting the Company;

7)	Whether the candidate fully understands, or has the capacity to fully understand, the legal responsibilities of a director and the governance processes of a public company;

8)	Whether the candidate has, and would be willing to commit, the required hours necessary to discharge the duties of Board membership; and

9)	Whether the candidate has any prohibitive interlocking relationships or conflicts of interest.

Stockholder Recommendations for Directors

The Committee will consider director candidates recommended by security holders and will not distinguish among candidates recommended by security holders or other persons. For a director nomination to be made by a stockholder, such stockholder must give timely notice thereof in proper written form to the Company’s Secretary. The Secretary will promptly forward all such written notices to the members of the Nominating and Corporate Governance Committee. To be timely, a stockholder’s notice to the Secretary must be delivered to or mailed and received at the principal executive offices of the Company (a) in connection with an annual meeting, not later than the close of business on the ninetieth (90th) day, nor earlier than the close of business on the one hundred twentieth (120th) day, prior to the date of the anniversary of the previous year’s annual meeting; provided, however, that in the event that no annual meeting was held in the previous year or the annual meeting is scheduled to be held on a date more than thirty (30) days prior to or delayed by more than sixty (60) days after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the later of the close of business ninety (90) days prior to the annual meeting or the tenth (10th) day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made and (b) in connection with a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

The recommendation must contain as to each person whom the stockholder proposes to nominate (i) the name, age, business address and residence address, (ii) the principal occupation or employment, (iii) the class or series and number of shares of capital stock of the Corporation which are owned beneficially or of record by the person and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations promulgated thereunder. A signed consent of the nominee to serve as a director of the Company, if elected, also needs to be submitted with the recommendation.